Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated October 4, 2012

$[—] Notes due October 31, 2017 Linked to the Performance of a Basket of Commodity Indices Global Medium-Term Notes, Series A, No. C-465

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date**:	October 26, 2012

Issue Date:	October 31, 2012

Basket Final Valuation Date**:	October 26, 2017*

Maturity Date:	October 31, 2017*

Denominations:	Minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	A basket comprised of the following commodity indices (each a “Basket Component”, and together, the “Basket Components”) in weighted allocations:

Commodities	Bloomberg ticker symbol	Weight	Initial Level
S&P GSCI® Sugar Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement.	SPGCSBP Index	1/10	[—]
S&P GSCI® Cocoa Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement.	SPGCCCP Index	1/10	[—]
S&P GSCI® Corn Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement.	SPGCCNP Index	1/10	[—]
S&P GSCI® Cotton Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement.	SPGCCTP Index	1/10	[—]
S&P GSCI® Lean Hogs Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement.	SPGCLHP Index	1/10	[—]
S&P GSCI® Gold Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement.	SPGCGCP Index	1/10	[—]
S&P GSCI® Natural Gas Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement.	SPGCNGP Index	1/10	[—]
S&P GSCI® Lead Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement.	SPGCILP Index	1/10	[—]
S&P GSCI® Nickel Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement	SPGCIKP Index	1/10	[—]

S&P GSCI® Zinc Index Excess Return, as described under “Description of the Reference Asset” in this preliminary pricing supplement	SPGCIZP Index	1/10	[—]

Coupon Observation Dates**:	October 28, 2013, October 27, 2014, October 26, 2015, October 26, 2016 and October 26, 2017 (the “Final Coupon Observation Date”), subject to the modified following business day convention.

Coupon Payment Dates:	The third business day after each Coupon Observation Date, provided that the final Coupon Payment Date shall be the Maturity Date.

Coupon Rate:	The Coupon Rate for each Coupon Payment Date will be a percentage equal to the sum of (i) the Supplemental Coupon Percentage and (ii) the greater of (a) the arithmetic average of the Commodity Performances of the Basket Components on the applicable Coupon Observation Date, and (b) the Minimum Coupon Percentage.

Return Cap:	The Return Cap for each Basket Component will be between 7.00% and 9.00%.* * The actual Return Cap will be determined on the Basket Initial Valuation Date and will not be less than 7.00%.

Return Floor:	-25%

Minimum Coupon Percentage:	0%

Supplemental Coupon Percentage:	0.25%

Coupon Payment:	The Coupon Payment per $1,000 principal amount of your Notes payable on each Coupon Payment Date will equal $1,000 × Coupon Rate.

Payment at Maturity:

At maturity, you will receive the principal amount of your Notes (plus the final Coupon Payment).

Your principal is protected only if you hold the Notes to maturity. Any payment on the Notes, including any Coupon Payments or any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Commodity Performance:

On each Coupon Observation Date, the Commodity Performance for each Basket Component will be a percentage determined as follows:

(1) if the Commodity Return on such day is greater than or equal to 0%, the Return Cap;

(2) if the Commodity Return on such day is less than 0% but is greater than the Return Floor, the Commodity Return; or

(3) if the Commodity Return on such day is less than or equal to the Return Floor, the Return Floor.

Commodity Return:

On each Coupon Observation Date, the performance of each Basket Component from the Initial Level to the Final Level, expressed as a percentage and calculated as follows:

Final Level – Initial Level

Initial Level

Initial Level:	With respect to each Basket Component, the Initial Level is the closing level of the Basket Component on the Basket Initial Valuation Date. The Initial Level for each Basket Component is set forth in the table above under “Reference Asset.”

Final Level:	With respect to each Basket Component, the Final Level will equal the closing level of Basket Component on the applicable Coupon Observation Date.

Index sponsor:	With respect to any Basket Component, the entity that publishes and maintains such Basket Component. As of the date of this preliminary pricing supplement, Standard & Poor’s Financial Services LLC (the “Sponsor”) is sponsor for each of the Basket Components.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741THJ9 / US06741THJ97

*	Subject to postponement in the event of a market disruption event as described under “Reference Assets— Commodities —Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” , “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.
**	If such day is not a scheduled trading day, the next succeeding scheduled trading day.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-10 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	3.50%	96.50%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 3.50% of the principal amount of the notes, or $35 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples

The examples set forth below are provided for illustrative purposes only. The terms in the tables and examples below are purely hypothetical and do not relate to any actual Initial Level, Final Level, Commodity Performance or Commodity Return of any of the Basket Components. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical and do not purport to be representative of every possible scenario concerning increases or decreases in the closing level of any Basket Component on any Coupon Observation Date relative to its closing level on the Basket Initial Valuation Date. We cannot predict the Commodity Performance of any of the Basket Components.

The following examples illustrate the potential total return over the term of the Notes based upon an initial investment of $1,000, and assume that the settlement prices of the Basket Components are as indicated. The numbers appearing in the following tables and examples have been rounded for ease of analysis. The examples also assume a Return Cap of 7.00%, a Supplemental Percentage of 0.25% and a Return Floor of -25.00%.

The following examples assume the Notes are held until the Maturity Date, no market disruption event has occurred or is continuing on any Coupon Observation Date and that no change has occurred that affects the Basket Components or the manner or methodology in which the Basket Components are calculated.

Example 1: In this case, as of each Coupon Observation Date, the Final Levels of some Basket Components have decreased from the Initial Levels, while the Final Levels of some of the Basket Components have increased. In certain years, the Commodity Returns of some Basket Components have exceeded the Return Cap or have fallen below the Return Floor.

PPS–2

TABLE OF HYPOTHETICAL COMMODITY PERFORMANCES:

Basket Components	Initial Level	Final Level
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Sugar Index Excess Return	27.82870	20.03666	26.85470	30.61157	26.85470	32.00301
S&P GSCI® Lean Hogs Index Excess Return	27.13341	19.53606	26.45507	29.84675	27.81175	31.20342
S&P GSCI® Cocoa Index Excess Return	9.62722	6.93160	9.43467	10.58994	9.33840	11.07130
S&P GSCI® Corn Index Excess Return	19.69888	14.18319	19.30490	21.66877	19.40340	22.65371
S&P GSCI® Cotton Index Excess Return	41.25304	29.70219	39.19039	45.37834	43.31569	47.44100
S&P GSCI® Gold Index Excess Return	151.27630	108.91894	145.22525	166.40393	157.32735	173.96775
S&P GSCI® Natural Gas Index Excess Return	38.58032	27.77783	36.84420	42.43835	40.31643	44.36737
S&P GSCI® Lead Index Excess Return	239.75130	172.62094	232.55876	263.72643	232.55876	275.71400
S&P GSCI® Nickel Index Excess Return	276.97170	199.41962	286.66571	304.66887	267.27769	318.51746
S&P GSCI® Zinc Index Excess Return	56.99435	41.03593	54.99955	62.69379	58.98915	65.54350

Basket Components	Initial Level	Commodity Performance (maximum set at the Return Cap; minimum set at the Return Floor). Average Commodity Performance is subject to the Minimum Coupon Percentage.
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Sugar Index Excess Return	27.82870	-25.000%	-3.500%	7.000%	-3.500%	7.000%
S&P GSCI® Lean Hogs Index Excess Return	27.13341	-25.000%	-2.500%	7.000%	7.000%	7.000%
S&P GSCI® Cocoa Index Excess Return	9.62722	-25.000%	-2.000%	7.000%	-3.000%	7.000%
S&P GSCI® Corn Index Excess Return	19.69888	-25.000%	-2.000%	7.000%	-1.500%	7.000%
S&P GSCI® Cotton Index Excess Return	41.25304	-25.000%	-5.000%	7.000%	7.000%	7.000%
S&P GSCI® Gold Index Excess Return	151.27630	-25.000%	-4.000%	7.000%	7.000%	7.000%
S&P GSCI® Natural Gas Index Excess Return	38.58032	-25.000%	-4.500%	7.000%	7.000%	7.000%
S&P GSCI® Lead Index Excess Return	239.75130	-25.000%	-3.000%	7.000%	-3.000%	7.000%
S&P GSCI® Nickel Index Excess Return	276.97170	-25.000%	7.000%	7.000%	-3.500%	7.000%
S&P GSCI® Zinc Index Excess Return	56.99435	-25.000%	-3.500%	7.000%	7.000%	7.000%

PPS–3

Average of Commodity Performances:	-25.000%	-2.300%	7.000%	2.050%	7.000%
Minimum Coupon Percentage:	0.00%	0.00%	0.00%	0.00%	0.00%
Supplemental Coupon Percentage:	0.250%	0.250%	0.250%	0.250%	0.250%
Coupon Rate:	0.250%	0.250%	7.250%	2.300%	7.250%
Hypothetical Coupon Payments:	$2.50	$2.50	$72.50	$23.00	$72.50

Calculate the return on the Notes:

On the Coupon Observation Date in year one, the Commodity Returns of all Basket Components were less than the Return Floor resulting in a Commodity Performance for each Basket Component equal to the Return Floor. Because the arithmetic average of the Commodity Performances in year one is less than the Minimum Coupon Percentage of 0%, the Coupon Rate for year one will be equal to the Supplemental Coupon Percentage and the Coupon Payment will be $2.50.

On the Coupon Observation Dates in year two, the Commodity Returns of the Basket Components were less than zero but greater than the Return Floor thereby resulting in a Commodity Performance equal to the corresponding Commodity Return for each such Basket Components. Because the arithmetic average of the Commodity Performances in year two is less than the Minimum Coupon Percentage of 0%, the Coupon Rate for year two will be equal to the Supplemental Coupon Percentage and the Coupon Payment will be $2.50.

On the Coupon Observation Dates in year three and five, the Commodity Returns of each of the Basket Components were equal to or greater than 0%, resulting in a Commodity Performance for each Basket Component equal to the Return Cap. Because the Commodity Performance of each Basket Component is equal to the Return Cap as of each Coupon Observation Date, the Coupon Rate in year three is equal to the sum of the Supplemental Coupon Percentage and the Return Cap. The Coupon Payment is calculated as follows:

Year Three: ($1,000 × (Return Cap + Supplemental Coupon Percentage)) = ($1,000 × (7.00% + 0.25%)) = $72.50

Year Five: ($1,000 × (Return Cap + Supplemental Coupon Percentage)) = ($1,000 × (7.00% + 0.25%)) = $72.50

On the Coupon Observation Date in year four: (i) the Commodity Returns of some Basket Components were equal to or greater than 0% thereby resulting in an Commodity Performance equal to the Return Cap for each such Basket Component; and (ii) the Commodity Returns of some Basket Components were less than 0% but greater than the Return Floor thereby resulting in a Commodity Performance equal to the corresponding Commodity Return for each such Basket Component. The Coupon Rate for year four will be equal to the average Commodity Performance (subject to the Return Cap with respect to Basket Components with a Commodity Return that equals or exceeds 0%) in respect of such year, plus the Supplemental Coupon Percentage. Accordingly, the Coupon Payments for year four will be calculated per $1,000 principal amount of Notes as follows:

Year Four: ($1,000 × (average Commodity Performance + Supplemental Coupon Percentage) = ($1,000 × 2.05% + 0.25%) = $23.00

Therefore, the sum of the Coupon Payments on the Notes is $173.00 per $1,000 principal amount of Notes.

Example 2: In this case, as of each Coupon Observation Date, the Final Level of each Basket Component has decreased from the Initial Level and the average Commodity Performance is less than zero.

TABLE OF HYPOTHETICAL COMMODITY PERFORMANCES:

Basket Components	Initial Level	Final Level
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Sugar Index Excess Return	27.82870	20.03666	27.61998	27.68956	27.55041	26.43727

PPS–4

S&P GSCI® Lean Hogs Index Excess Return	27.13341	19.53606	26.31941	26.45507	25.77674	26.04807
S&P GSCI® Cocoa Index Excess Return	9.62722	6.93160	9.36247	9.48281	9.33840	9.33840
S&P GSCI® Corn Index Excess Return	19.69888	14.18319	19.30490	19.30490	18.91092	18.71394
S&P GSCI® Cotton Index Excess Return	41.25304	29.70219	39.19039	40.84051	40.42798	39.60292
S&P GSCI® Gold Index Excess Return	151.27630	108.91894	149.38535	146.73801	142.19972	146.73801
S&P GSCI® Natural Gas Index Excess Return	38.58032	27.77783	37.80871	37.23001	35.87970	36.65130
S&P GSCI® Lead Index Excess Return	239.75130	172.62094	221.76995	231.36000	222.96871	230.16125
S&P GSCI® Nickel Index Excess Return	276.97170	199.41962	276.27927	272.81712	268.66255	268.66255
S&P GSCI® Zinc Index Excess Return	56.99435	41.03593	55.02804	56.13943	55.28452	54.14463

Basket Components	Initial Level	Commodity Performance (maximum set at the Return Cap; minimum set at the Return Floor). Average Commodity Performance is subject to the Minimum Coupon Percentage.
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Sugar Index Excess Return	27.82870	-25.000%	-0.750%	-0.500%	-1.000%	-5.000%
S&P GSCI® Lean Hogs Index Excess Return	27.13341	-25.000%	-3.000%	-2.500%	-5.000%	-4.000%
S&P GSCI® Cocoa Index Excess Return	9.62722	-25.000%	-2.750%	-1.500%	-3.000%	-3.000%
S&P GSCI® Corn Index Excess Return	19.69888	-25.000%	-2.000%	-2.000%	-4.000%	-5.000%
S&P GSCI® Cotton Index Excess Return	41.25304	-25.000%	-5.000%	-1.000%	-2.000%	-4.000%
S&P GSCI® Gold Index Excess Return	151.27630	-25.000%	-1.250%	-3.000%	-6.000%	-3.000%
S&P GSCI® Natural Gas Index Excess Return	38.58032	-25.000%	-2.000%	-3.500%	-7.000%	-5.000%
S&P GSCI® Lead Index Excess Return	239.75130	-25.000%	-7.500%	-3.500%	-7.000%	-4.000%
S&P GSCI® Nickel Index Excess Return	276.97170	-25.000%	-0.250%	-1.500%	-3.000%	-3.000%
S&P GSCI® Zinc Index Excess Return	56.99435	-25.000%	-3.450%	-1.500%	-3.000%	-5.000%

PPS–5

Average of Commodity Performances:	-25.000%	-2.795%	-2.050%	-4.100%	-4.100%
Minimum Coupon Percentage:	0.00%	0.00%	0.00%	0.00%	0.00%
Supplemental Coupon Percentage:	0.25%	0.25%	0.25%	0.25%	0.25%
Coupon Rate:	0.25%	0.25%	0.25%	0.25%	0.25%
Hypothetical Coupon Payments:	$2.50	$2.50	$2.50	$2.50	$2.50

Calculate the return on the Notes:

On the Coupon Observation Dates of each year, the Commodity Returns of all of the Basket Components were less than 0% and in some cases less than the Return Floor, resulting in a Commodity Performance for each Basket Component that is less than 0%. Because the average Commodity Performance for each Coupon Observation Date is less than the Minimum Coupon Percentage of 0% and the Coupon Rate may not be less than the Minimum Coupon Percentage, the Coupon Rate will be equal to the Supplemental Coupon Percentage on each Coupon Payment Date. Therefore, the Payment at Maturity would be $1,012.50 and the total return on the Notes would be limited to the Supplemental Coupon Percentage of 0.25% over the term of the Notes.

Example 3: In this case, as of each Coupon Observation Date, the Final Level of each Basket Component has increased from the Initial Level of each Basket Component resulting in a Commodity Performance for each Basket Component that is equal to the Return Cap.

TABLE OF HYPOTHETICAL COMMODITY PERFORMANCES:

Basket Components	Initial Level	Final Level
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Sugar Index Excess Return	27.82870	30.61157	32.00301	30.88986	31.16814	30.33328
S&P GSCI® Lean Hogs Index Excess Return	27.13341	29.84675	31.20342	30.11809	30.38942	29.57542
S&P GSCI® Cocoa Index Excess Return	9.62722	10.58994	11.07130	10.68621	10.78249	10.49367
S&P GSCI® Corn Index Excess Return	19.69888	21.66877	22.65371	21.86576	22.06275	21.47178
S&P GSCI® Cotton Index Excess Return	41.25304	45.37834	47.44100	45.79087	46.20340	44.96581
S&P GSCI® Gold Index Excess Return	151.27630	166.40393	173.96775	167.91669	169.42946	164.89117
S&P GSCI® Natural Gas Index Excess Return	38.58032	42.43835	44.36737	42.82415	43.20996	42.05255
S&P GSCI® Lead Index Excess Return	239.75130	263.72643	275.71400	266.12394	268.52146	261.32892
S&P GSCI® Nickel Index Excess Return	276.97170	304.66887	318.51746	307.43859	310.20830	301.89915
S&P GSCI® Zinc Index Excess Return	56.99435	62.69379	65.54350	63.26373	63.83367	62.12384

PPS–6

Basket Components	Initial Level	Commodity Performance (maximum set at the Return Cap; minimum set at the Return Floor). Average Commodity Performance is subject to the Minimum Coupon Percentage.
	Basket Initial Valuation Date	Coupon Observation Date 1	Coupon Observation Date 2	Coupon Observation Date 3	Coupon Observation Date 4	Coupon Observation Date 5
S&P GSCI® Sugar Index Excess Return	27.82870	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Lean Hogs Index Excess Return	27.13341	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Cocoa Index Excess Return	9.62722	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Corn Index Excess Return	19.69888	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Cotton Index Excess Return	41.25304	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Gold Index Excess Return	151.27630	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Natural Gas Index Excess Return	38.58032	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Lead Index Excess Return	239.75130	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Nickel Index Excess Return	276.97170	7.000%	7.000%	7.000%	7.000%	7.000%
S&P GSCI® Zinc Index Excess Return	56.99435	7.000%	7.000%	7.000%	7.000%	7.000%
Average of Commodity Performances:		7.000%	7.000%	7.000%	7.000%	7.000%
Minimum Coupon Percentage:		0.00%	0.00%	0.00%	0.00%	0.00%
Supplemental Coupon Percentage:		0.25%	0.25%	0.25%	0.25%	0.25%
Coupon Rate:		7.250%	7.250%	7.250%	7.250%	7.250%
Hypothetical Coupon Payments:		$72.50	$72.50	$72.50	$72.50	$72.50

Calculate the return on the Notes:

Because the Commodity Performance of each Basket Component is equal to the Return Cap as of each Coupon Observation Date, the Coupon Payment on each Coupon Payment Date is equal to (a) the principal amount of the Notes multiplied by (b) the Return Cap plus the Supplemental Coupon Percentage, calculated as follows:

($1,000 × (the Return Cap + Supplemental Coupon Percentage)) = ($1,000 × (7.00% + 0.25%)) = $72.50

Therefore, the Coupon Payment per $1,000 principal amount Notes on each Coupon Observation Date would be $72.50 on each Coupon Payment Date and the sum of the Coupon Payments on the Notes would be $362.50, representing a 7.25% annual return on investment over the term of the Notes and the maximum return on the Notes.

PPS–7

The foregoing example illustrates that you will not benefit from a positive Commodity Return to the extent that such Commodity Return exceeds the Return Cap. If with respect to a Basket Component the Commodity Return is equal to or greater than 0%, the Commodity Performance with respect to such Basket Component will be equal to the Return Cap. If the Commodity Return exceeds the Return Cap, the Basket Component will be deemed to have a Commodity Performance of 7.25% for purposes of calculating Coupon Rate and determining the Coupon Payment on the relevant Coupon Payment Date. As a result, the maximum sum of annual Coupon Payments that you can receive for each $1,000 principal amount is $362.50 ($72.50 per year), which represents a 7.25% annual return (including the Supplemental Coupon Percentage), regardless of the extent of any appreciation in the level of the Basket Components over the life of the Notes.

Selected Purchase Considerations

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this preliminary pricing supplement, including but not limited to the coupon observation dates, the Coupon Payment dates, the maturity date, the payment at maturity and the closing levels of the Basket Components on any coupon observation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”, “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•

Preservation of Capital at Maturity—You will receive the principal amount (subject to our credit risk) of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity (including the final Coupon Payment) is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this preliminary pricing supplement.

•	Returns Linked to an Equally Weighted Basket of 10 Commodity Indices—The Coupon Rate on the Notes is linked to the performance of an equally weighted basket of 10 Commodity Indices.

•

Annual Coupon Payments—The Notes offer the potential to receive annual Coupon Payments with a variable coupon rate of not less than .25% (which includes the Supplemental Coupon Percentage) and not greater than 7.25%, which represents a return of the Return Cap plus the Supplemental Coupon Percentage. The Coupon Rate will equal the average of the Commodity Performances of the Basket Components (which is floored at 0%) on the applicable Coupon Observation Date plus the Supplemental Coupon Percentage. Accordingly, you will receive a return on a Coupon Payment Date that is greater than the Supplemental Coupon Percentage only if, on average, the Basket Components have appreciated from the Basket Initial Valuation Date to the related Coupon Observation Date.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The tax treatment of your Notes depends in part upon whether it is reasonably expected that the interest paid on the Notes during the first half of the Notes’ term will be significantly greater or less than the interest paid on the Notes during the second half of the Notes’ term (“Front or Back Loaded”). We do not expect interest on the Notes to be Front or Back Loaded and we intend to report payments on the Notes in accordance with this position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your Notes. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming the Issuer’s position that interest on the Notes is not expected to be Front or Back Loaded is respected, it would be reasonable to treat your Notes as debt instruments subject to the rules applicable to variable rate debt instruments. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct. Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the Notes will be treated as variable rate debt instruments.

PPS–8

If your Notes are treated as variable rate debt instruments, you will generally be taxed on any interest on the Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. If you sell or exchange your Notes prior to maturity, you should generally recognize gain or loss, which should generally be capital gain or loss except to the extent that such gain or loss is attributable to accrued but unpaid interest. Because the amount of interest other than interest attributable to the Supplemental Coupon Percentage that might be paid with respect to the Notes will not be determined until the Coupon Observation Date, it is not clear how much interest (i) an accrual basis taxpayer should treat as having accrued with respect to the Notes at the close of its taxable year and (ii) a holder that sells a Note on a day other than a Coupon Observation Date should treat as accrued but unpaid interest. You should consult your tax advisor regarding the determination of the accrued interest on your Notes.

Additionally, if you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium.” These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Alternative Treatments. Because the application of the variable rate debt instrument rules to the Notes is not entirely clear and because the Internal Revenue Service could disagree with the Issuer’s determination that interest on the Notes is not reasonably expected to be Front or Back Loaded, it is possible that the Internal Revenue Service could assert that the Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If the Notes are treated as contingent payment debt instruments, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield and actual payments on the Notes will be. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

For a further discussion of the variable rate debt instrument rules, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement. For a further discussion of the contingent payment debt instrument rules, please see the section titled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions (which would include debt of a foreign financial institution that is not regularly traded on an established securities market, and accordingly may include your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PPS–9

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities Based on a Basket Comprised of More Than One Reference Asset”;

•	“Risk Factors—Additional Risks Relating to Securities Which Pay No Interest”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Are Characterized as Benefitting From Full Principal Protection.

In addition to the risks described above, you should consider the following:

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You May Not Receive Coupon Payments on Your Notes—Your only return on the Notes will be the annual Coupon Payments, if any, that may be paid over the term of the Notes. If the Final Levels of any Basket Components on any Coupon Observation Date have declined from the Initial Levels, the resulting negative Commodity Returns could offset entirely the positive contribution to the basket performance by any Basket Components with positive Commodity Returns. Under these circumstances, the average of the Commodity Performances will equal 0% and you will only receive a return equal to the Supplemental Coupon Percentage. Your return on the Notes may be lower than a return you would have received if you had invested directly in some or all of the basket stocks.

•

Limited Return on the Notes—The appreciation potential of the Notes is limited by the Return Cap on the Commodity Performance of each individual basket component. On each Coupon Observation Date, even if one or more of the Commodity Returns is greater than the Return Cap, the Commodity Performances for those Basket Components will not exceed the Return Cap regardless of the appreciation in the Basket Component, which may be significant.

•

Your Maximum Gain on the Notes Is Limited to the Coupon Payments—The return on the Notes at maturity is linked to the performance of the Basket Components and will depend on whether, and the extent to which, the average Commodity Performance is positive or negative on any coupon observation date. The maximum Coupon Payments you can receive on the notes will be $250.00. Any payment on the Notes, including any principal protection feature or any Coupon Payment, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

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You Will Not Have Rights in the Futures Contracts Underlying the Basket Components—As a holder of the Notes, you will not have any rights in any futures contracts underlying a Basket Component. Your Notes will be paid in cash, and you will have no right to receive delivery of any underlying commodity.

•

Changes in the Levels of the Basket Components May Offset Each Other—The Notes are linked to an equally weighted basket consisting of 10 commodity indices. Price movements in the Basket Components may result in Commodity Returns for the Basket Components on any Coupon Observation Date that do not correlate with each other. At a time when the Final Levels of one or more of the Basket Components increases from the Initial Levels of such Basket Components, the Final Levels of the other Basket Components may not increase by as much or may even decline. Therefore, in calculating the Coupon Rate for any Coupon Payment Date, any positive contribution by a Basket Component with a positive Commodity Return may be moderated, or more than offset, by depreciation in the other Basket Components. In addition, note that any positive contribution by a basket component is limited to the Return Cap. There can be no assurance that the Final Level for any basket component will be higher than its Initial Level on any Coupon Observation Date or that you will receive a Coupon Payment on any Coupon Payment Date that is higher than the Supplemental Coupon Percentage.

•

Correlation of Performances among the Basket Components May Reduce the Performance of the Notes—Performances among the Basket Components may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in the primary markets for the Basket Components. High correlation during periods of negative Commodity Returns could cause the Coupon Payments to equal zero and adversely affect the market value of the Notes.

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Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Holding the Notes is not the Same as Owning the Commodities Underlying the Basket Components, Futures Contracts for Such Commodities or Certain Other Commodity Related Contracts Directly—The return on your Notes will not reflect the return you would realize if you actually purchased the commodities underlying the Basket Components, futures contracts for such commodities or exchange-traded or over-the-counter instruments based on these commodities. You will not have any rights that holders of such assets or instruments have.

PPS–10

•

The Return on Your Notes is Not Based on the Level of the Basket Components at Any Time Other than the Coupon Observation Dates—The Coupon Payments will be based solely on the level of the Basket Components on each Coupon Observation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the level of one or more Basket Components drops precipitously on any Coupon Observation Date, the Coupon Payment, if any, that you will receive subsequent to such Coupon Observation Date may be significantly less than it would otherwise would have been had the Coupon Payment been linked to the level of the Basket Components prior to such drop. Although the level of any Basket Component on the maturity date or at other times during the life of your Notes may be higher than the level of such Basket Component on a Coupon Observation Date, you will not benefit from any such increases in the level of the Basket Components other than those increases, if any, represented on the relevant Coupon Observation Date.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Taxes—We intend to treat the Notes as subject to the special rules governing variable rate debt instruments for U.S. federal income tax purposes. If the Notes are so treated, U.S. holders will generally be required to include interest on the Notes in income at the time the interest is paid or accrued, depending on the U.S. holder’s method of accounting for tax purposes. However, it is possible that the Notes may be classified as contingent payment debt instruments. If the contingent payment debt instrument rules apply to your Notes, you may be required to accrue an amount of interest during certain periods that may exceed the amount of interest you receive on your Notes for such periods and any gain that you recognize upon the sale, exchange or maturity of the Notes will generally be treated as ordinary income. See “Material U.S. Federal Income Tax Considerations—Alternative Treatments” for a more detailed discussion of these rules.

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Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Level of the Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the levels of the Basket Components, therefore, the value of the Notes.

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Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Level of the Basket, and Therefore the Value of the Notes—The commodity futures contracts that underlie the Basket Components are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted. While the CFTC has proposed and adopted many of the required regulations, the Dodd-Frank regulatory scheme has not yet been implemented and the ultimate nature, scope and impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation and the CFTC has adopted such rules, although they have not yet become effective. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that

PPS–11

are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. Industry trade groups have filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits, and the outcome of that litigation is yet to be seen as of the date of this filing. If the CFTC prevails in the lawsuit and the rules on position limits are upheld, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity and increase market volatility in the commodities futures contracts that underlie the Basket Components, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity or upon redemption. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices.

Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority, the successor to the Committee of European Securities Regulators, which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in the commodities futures contracts that underlie the Basket Components, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity.

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Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably—Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Basket Components and, as a result, the market value of the Notes, and the amount you will receive at maturity.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some cases, and prices have experienced unprecedented volatility since that time. In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of Basket Components and, as a result, the market value of the Notes.

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Certain Basket Components Provide Exposure to Futures Contracts and Not Direct Exposure to Physical Commodities—For certain Basket Components, the Notes will reflect a return on based on the performance of the relevant futures contract of the underlying commodity comprising the Basket Component and do not provide exposure to spot prices. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the Notes may underperform a similar investment that reflects the return on the physical commodity.

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The Notes May Be Subject to Certain Risks Specific to Agricultural Commodities—Certain Basket Components are agricultural commodity-linked sub-indices. Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, the Notes may be affected by a number of additional factors specific to agricultural commodities that might cause price volatility. These may include, among others:

•	weather conditions, including floods, drought and freezing conditions;

•	changes in government policies;

•	changes in global demand for food;

PPS–12

•	changes in ethanol or bio-diesel demand;

•	planting decisions; and

•	changes in demand for agricultural products, and in particular Sugar, Cocoa, Corn and Cotton, both with end users and as inputs into various industries.

These factors interrelate in complex ways, and the effect of one factor on the price of the Basket Components, and the market value of the Notes linked to the Basket Components, may offset or enhance the effect of another factor.

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The Notes May Be Subject to Certain Risks Specific to Industrial Metals—Certain Basket Components are industrial metal-related sub-indices. Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, a number of additional factors specific to industrial metals might cause price volatility. These may include, among others:

•	changes in the level of industrial activity using industrial metals, and in particular zinc, lead and nickel, including the availability of substitutes such as man-made or synthetic substitutes;

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor on the price of the Basket Components, and the market value of the Notes linked to the Basket Components, may offset or enhance the effect of another factor.

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The Notes May Be Subject to Certain Risks Specific to Energy-Related Commodities—S&P GSCI® Natural Gas Index Excess Return is an energy-related sub-index. Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These may include, among others:

•	changes in the level of industrial and commercial activity with high levels of energy demand;

•	disruptions in the supply chain or in the production or supply of other energy sources;

•	price changes in alternative sources of energy;

•	adjustments to inventory;

•	variations in production and shipping costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor on the price of the Basket Components, and the market value of the Notes linked to the Basket Components, may offset or enhance the effect of another factor.

•

The Notes May be Subject to Certain Risks Specific to Livestock-Related Commodities—Because the basket includes the S&P GSCI® Lean Hogs Index Excess Return, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, a number of additional factors specific to livestock might cause price volatility. These may include, among others:

•	weather conditions, including floods, drought and freezing conditions;

•	disease and famine;

•	changes in government policies; and

•	changes in end-user demand for livestock.

These factors interrelate in complex ways, and the effect of one factor on the price of the Basket Components, and the market value of the Notes linked to the Basket Components, may offset or enhance the effect of another factor.

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The Notes May Be Subject to Certain Risks Specific to Gold—Because the basket includes the S&P GSCI® Gold Index Excess Return, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, a number of additional factors specific to precious metals, and in particular gold, might cause price volatility. These may include, among others:

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations;

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally;

•	precious metal leasing rates;

•	currency exchange rates;

PPS–13

•	level of economic growth and inflation; and

•

degree to which consumers, governments, corporate and financial institutions hold physical gold as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

These factors interrelate in complex ways, and the effect of one factor on the price of the Basket Components, and the market value of the Notes linked to the Basket Components, may offset or enhance the effect of another factor.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the Basket Components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•

the expected volatility of the price of the physical commodities underlying the Basket Components, and of the prices of exchange-traded futures contracts for the purchase or delivery of such commodities;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	global supply and demand for the physical commodities underlying the Basket Components, and supply and demand for exchange-traded futures contracts for the purchase or delivery of such commodities;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

Our Right to Use any of the Indices May Be Suspended or Terminated—We have been granted a non-exclusive right to use the Basket Components and related trademarks or service marks in connection with the Notes. If we breach our obligations under the applicable license agreement, the index sponsor with respect to the Basket Components may have the right to terminate the license. If the index sponsor chooses to terminate the license agreement, we may no longer have the right under the terms of the license agreement to use the Basket Components and related trademarks or service marks in connection with the Notes until their maturity. If our right to use any Basket Component is suspended or terminated for any reason, it may become difficult for us to determine any Coupon Payment and consequently the payment on the Notes on any Coupon Payment Date including at maturity. The Calculation Agent in this case will determine, in its sole discretion, the Commodity Return, the Commodity Performance or the amount payable in respect of your Notes.

Description of the Reference Asset

The Basket Components are sub-indices of the S&P GSCI. Disclosure in this section relating to the methodology for compiling the S&P GSCI set forth under “The S&P GSCI® Index” accordingly relates as well to the methodology of compiling each Basket Component. The section, “—The Basket Components” describe the features of the any of the Basket Components that differ from the S&P GSCI.

The S&P GSCI

The S&P GSCI Spot Index (the “S&P GSCI”) is an index on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in countries that are members of the Organization for Economic Cooperation and Development (“OECD”). The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in countries that are members of the OECD. The commodities represented in the S&P GSCI are weighted, on a production basis, to reflect their relative significance (in the view of S&P, in consultation with the Index Committee, which is described below) to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The value of the S&P GSCI has been normalized such that its hypothetical level on January 2, 1970 was 100.

The contracts to be included in the S&P GSCI at any given time must satisfy several sets of eligibility criteria established by S&P. First, S&P identifies those contracts that meet the general criteria for eligibility. Second, the contract volume and weight requirements are applied and the number of contracts is determined, which serves to reduce the list of eligible contracts. At that point, the list of designated contracts for the relevant period is complete. The composition of the S&P GSCI is also reviewed on a monthly basis by S&P.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI. The methodology for determining the composition and weighting of the S&P GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI. S&P makes the official calculations of the S&P GSCI.

The S&P GSCI® Excess Return is reported by Bloomberg under the ticker symbol “SPGSCIP<Index>”. Although the following discussion is largely framed in terms of the S&P GSCI it is, except as otherwise noted, equally applicable to the related S&P GSCI® Excess Return. The S&P GSCI® Spot Return is reported by Bloomberg under the ticker symbol SPGSCI<Index>”.

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The Index Committee and the Index Advisory Panel

S&P has established an index committee (the “Index Committee”) to oversee the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the indices. At each meeting, the Index Committee reviews any issues that may affect the components of the S&P GSCI, statistics comparing its composition to the market, commodities being considered for addition and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters. S&P considers information about changes to the indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

S&P has also established an index advisory panel (the “Index Advisory Panel”) to assist it in connection with the operation of the S&P GSCI. The Index Advisory Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Index Advisory Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Index Advisory Panel acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the S&P GSCI are made by the Index Committee. Certain of the members of the Index Advisory Panel may be affiliated with clients of S&P. Also, certain of the members of the Index Advisory Panel may be affiliated with entities which from time to time may have investments linked to the S&P GSCI, either through transactions in the contracts included in the S&P GSCI, futures contracts on the S&P GSCI or derivative products linked to the S&P GSCI.

Composition of the S&P GSCI

In order to be included in the S&P GSCI, a contract must satisfy the following eligibility criteria:

(1)	The contract must:

(a)	be in respect of a physical commodity (rather than a financial commodity);

(b)	have a specified expiration or term, or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(c)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

(2)	The commodity must be the subject of a contract that:

(a)	is denominated in U.S. dollars;

(b)	is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country that is a member of the OECD and:

•

makes price quotations generally available to its members or participants (and, if S&P is not such a member or participant, to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants; and

•	is accessible by a sufficiently broad range of participants; and

(c)	is traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI that, at any given point in time, will be involved in the rolls to be affected in the next three roll periods.

(3)

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI. In appropriate circumstances, however, S&P, in consultation with the Index Committee, may

PPS–15

determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

(4)	At and after the time a contract is included in the S&P GSCI, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time on each contract business day by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

(5)	Volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

(6)	A contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity that is not represented in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(7)	A contract that is already included in the S&P GSCI at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$5 billion and at least US$10 billion during at least one of the three most recent annual periods used in making the determination.

(8)	A contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$30 billion.

(9)	A contract that is already included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$10 billion and at least US$20 billion during at least one of the three most recent annual periods used in making the determination.

(10)	A contract that is already included in the S&P GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI and each contract’s percentage of the total is then determined.

(11)	A contract that is not included in the S&P GSCI at the time of determination must, in order to be added to the S&P GSCI at such time, have a reference percentage dollar weight of at least 1.00%.

(12)	In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a)	such contracts will be included in the S&P GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI attributable to such commodity exceeding a particular level; and

(b)	if additional contracts could be included with respect to several commodities at the same time, the procedure in paragraph 12(a) above is first applied with respect to the commodity that has the smallest portion of the S&P GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI attributable to it.

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Currently, 24 contracts meet the requirements for inclusion in the S&P GSCI.

Contracts Included in the S&P GSCI for 2012

Trading Facility	Commodity (Contract)	Ticker(1)	2011 Contract Production Weight	2012 Contract Production Weight	2012 Average Contract Reference Price ($)	2011 Percentage Dollar Weight(2)	2012 Reference Price Dollar Weight	2012 Total Dollar Value Traded (USD bn)	2012 Trading Volume Multiple
CBT	Wheat (Chicago)	W	18,188.56	18,217.58	7.466 BU	3.28%	3.23%	919.4	124
KBT	Wheat (Kansas City)	KW	4,134.2	5,004.071	8.333 BU	0.83%	0.99%	281.9	124
CBT	Corn	C	28,210.87	29,648.15	6.600 BU	4.50%	4.64%	2,771.1	259.7
CBT	Soybeans	S	7,708.699	8,037.317	13.380 BU	2.49%	2.55%	2,913.6	496.8
ICE - US	Coffee “C”	KC	16,710	17,406.22	2.472 lbs	1.00%	1.02%	474.9	202.3
ICE - US	Sugar #11	SB	340,773.4	344,724.8	0.278 lbs	2.29%	2.28%	870.6	166.3
ICE - US	Cocoa	CC	4.015306	4.116321	3085.750 MT	0.30%	0.30%	139.3	201
ICE - US	Cotton #2	CT	51,632.55	53,411.21	1.410 lbs	1.76%	1.79%	435	105.9
CME	Lean Hogs	LH	70,271.76	72,823.44	0.865 lbs	1.47%	1.49%	325.3	94.7
CME	Cattle (Live)	LC	91,458.23	92,591.82	1.102 lbs	2.44%	2.42%	571.2	102.7
CME	Cattle (Feeder)	FC	13,417.1	13,596.46	1.279 lbs	0.42%	0.41%	97.4	102.7
NYM/ICE	Oil (WTI Crude)	CL	14,314	13,557.23	94.111 bbl	32.59%	30.49%	22,038.9	316.7
NYM	Oil (#2 Heating)	HO	72,571.85	71,569.8	2.802 gal	4.92%	4.80%	3,463.8	316.7
NYM	Oil (RBOB)	RB	72,504.78	73,694.1	2.714 gal	4.76%	4.78%	3,454.5	316.7
ICE – UK	Oil (Brent Crude)	LCO	6,262.977	6,959.701	105.134 bbl	15.93%	17.14%	12,639	316.7
ICE - UK	Oil (Gasoil)	LGO	313.6761	359.2745	879.063 MT	6.67%	7.36%	5,455.4	316.7
NYM/ICE	Natural Gas	NG	28,797.24	28,984.31	4.273 mmBtu	2.98%	2.94%	5,275.1	781
LME	Aluminum (High Gd. Prim.)	MAL	41.288	42.53	2512.938 MT	2.51%	2.53%	3,351.3	575
LME	Copper (Grade A)	MCU	16.62	17.14	9194.146 MT	3.70%	3.74%	7,477.9	870.1
LME	Standard Lead	MPB	7.574	7.872	2514.708 MT	0.46%	0.47%	631.7	585.1
LME	Primary Nickel	MNI	1.286	1.352	24796.583 MT	0.77%	0.80%	1,138.6	622.8
LME	Zinc (Spl. High Grade)	MZN	10.68	11.04	2,336.917 MT	0.60%	0.61%	1,174.7	834.9
CMX	Gold	GC	78.12632	76.58309	1,476.492 oz	2.79%	2.68%	7,224.8	1,171.6
CMX	Silver	SI	649.4452	665.5205	34.085 oz	0.54%	0.54%	3,573.1	2,888.3

(1)	Tickers are Reuters RIC Codes.
(2)	Using the ARCP’s for the 2011 Annual Calculation Period.

The quantity of each of the contracts included in the S&P GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by sources of information determined by S&P, including the United Nations Statistical Yearbook, the United Nations Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P may calculate the weight of such commodity based on regional, rather than world, production data.

The five-year moving average is updated annually for each commodity included in the S&P GSCI, based on the most recent five-year period (ending approximately one-and-one-half years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights (“CPWs”) used in calculating the S&P GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI will change on one or more of these monthly valuation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI. Commodities included in the S&P GSCI which no longer satisfy such criteria, if any, will be deleted.

S&P also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI are necessary or appropriate in order to assure that the S&P GSCI represents a measure of

PPS–17

commodity market performance and to preserve and enhance S&P GSCI’s tradability. S&P has the discretion to make any such modifications. We do not have any obligation to notify you if S&P changes the composition of the S&P GSCI, the methodology of calculating the value of the S&P GSCI or any other policies of S&P relevant to the S&P GSCI.

PPS–18

The following table illustrates the changes in the year-end percentage dollar weights of each subsector included in the S&P GSCI from December 31, 1991 until December 31, 2011:

Historical Composition of the S&P GSCI

	Energy	Industrial Metals	Precious Metals	Agriculture	Livestock
December 31, 1991	48.0%	5.9%	2.4%	21.1%	22.7%
December 31, 1992	48.9%	6.1%	2.4%	18.6%	24.0%
December 31, 1993	39.6%	6.3%	3.0%	24.7%	26.4%
December 31, 1994	48.8%	8.2%	2.6%	20.8%	19.6%
December 31, 1995	53.5%	7.9%	2.6%	25.3%	10.6%
December 31, 1996	61.5%	6.4%	2.4%	19.6%	10.1%
December 31, 1997	55.3%	7.2%	2.4%	24.0%	11.1%
December 31, 1998	46.9%	9.2%	3.8%	28.1%	12.0%
December 31, 1999	60.3%	8.5%	2.6%	18.1%	10.5%
December 31, 2000	66.8%	6.4%	2.0%	16.1%	8.7%
December 31, 2001	58.6%	7.8%	2.8%	19.6%	11.2%
December 31, 2002	67.4%	5.6%	2.5%	16.9%	7.7%
December 31, 2003	66.8%	7.4%	2.5%	17.0%	6.3%
December 31, 2004	71.1%	7.8%	2.2%	12.2%	6.6%
December 31, 2005	75.7%	7.2%	2.0%	10.3%	5.0%
December 31, 2006	68.4%	11.1%	2.5%	13.4%	4.7%
December 31, 2007	73.8%	7.1%	2.2%	13.3%	3.6%
December 31, 2008	65.2%	6.4%	3.8%	18.8%	5.8%
December 31, 2009	70.2%	8.2%	3.1%	14.4%	4.1%
December 31, 2010	66.5%	8.3%	3.4%	17.4%	4.3%
December 31, 2011	70.5%	6.6%	3.5%	14.7%	4.7%

Copyright Standard & Poor’s Financial Services LLC. Used by permission

Contract Expirations

Because the S&P GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them S&P includes in the S&P GSCI.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications, contract expirations and other matters.

Value of the S&P GSCI

The value of the S&P GSCI on any given day is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time. The total dollar weights of the S&P GSCI is the sum of the dollar weight of each of the components of the S&P GSCI. The dollar weight of each such Index Component on any S&P GSCI business day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPW, and

•	during a roll period, the appropriate “roll weight” (discussed below).

Daily Contract Reference Price

The daily contract reference price used in calculating the dollar weight of each component of the S&P GSCI on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that if the exchange is closed or otherwise fails to publish a daily contract reference price on that day or if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected. However, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P, if it deems such action to be appropriate under the circumstances, will determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI Index calculation. The initial value of the S&P GSCI was normalized such that its hypothetical level on January 2, 1970 was 100.

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Roll Weights and Roll Periods

The “roll weight” of a commodity reflects the fact that the positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI takes place over a number of business days during each month (referred to as a “roll period”). On each day of the roll period, the “roll weights” of the current contract expirations and the next contract expiration (the next contract as designated by the index rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the index is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated). The roll period applicable to the S&P GSCI occurs from the fifth to ninth S&P GSCI business days of each month which are days on which the indices are calculated, as determined by NYSE Euronext Holiday & Hours schedule.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•

if, with respect to any current contract expiration and the next contract expiration, the S&P GSCI business day on which the roll is intended to occur is not a day on which the trading facility on or through which the given contract expirations are traded is scheduled to be open for trading for at least three hours, these contract expirations are not available for trading during these hours or no daily contract reference price is published by the trading facility for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•

the daily contract reference price published by the relevant trading facility, in the reasonable judgment of S&P, reflects manifest error and such error is not corrected by the S&P GSCI settlement time or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price or a corrected price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time and does not resume at least ten minutes prior to, and continue until, the scheduled closing time.

The Basket Components

As the Basket Components are each sub-indices of the S&P GSCI® Excess Return Index, disclosure above under “The S&P GSCI” relating to the methodology for compiling the S&P GSCI® Excess Return Index accordingly relates as well to the methodology of compiling the Basket Components. The Basket Components are calculated in the same manner as the S&P GSCI® Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the applicable Basket Component and (ii) the Basket Components have separate normalizing constants. The dollar weights and daily contract reference prices used in calculating each such normalizing constants are limited to those of the designated contracts included in the applicable Basket Component.

The table below sets forth each of the S&P GSCI™ sub-indices that constitute the Basket Components, as well as the underlying commodity, the name of the futures contract on the underlying commodity and the exchange on which the relevant futures contract trades. The delivery month associated with each of the contracts included in the Basket Components changes each month because the contract included in each Basket Component at any given time is currently required to be the contract with the closest expiration date (the “front-month contract”). Each Basket Component incorporates a methodology for rolling into the contract with the next closest expiration date (the “next-month contract”) each month. Each Basket Component gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the index. Over time, this monthly roll-over leads to the inclusion of many different individual contracts in each Basket Component. The commodities industry utilizes single-component indices because the purpose of a commodities index is generally to reflect the current market price of the Index Components by including the front-month futures contract with respect to each component, necessitating a continuous monthly roll-over to a new front-month contract. As the underlying commodity is not

PPS–20

static but rather is represented by constantly changing contracts, a single commodity index actually contains a changing series of individual contracts and is regarded by commodities industry professionals as a valuable tool in tracking the change in the value of the underlying commodity over time.

Table of Basket Components and Underlying Futures Contracts

Basket Component	Commodity	Underlying Futures Contract	Exchange/Price Source
S&P GSCI® Sugar Index Excess Return	Sugar #11	SB	ICE - US
S&P GSCI® Corn Excess Return	Corn	C	CBT
S&P GSCI® Cocoa Index Excess Return	Cocoa	CC	ICE - US
S&P GSCI® Lean Hogs Index Excess Return	Leah Hogs	LH	CME
S&P GSCI® Cotton Index Excess Return	Cotton #2	CT	ICE - US
S&P GSCI® Gold Index Excess Return	Gold	GC	CMX
S&P GSCI® Natural Gas Index Excess Return	Natural Gas	NG	NYM/ICE
S&P GSCI® Lead Index Excess Return	Standard Lead	MPB	LME
S&P GSCI® Nickel Index Excess Return	Primary Nickel	MNI	LME
S&P GSCI® Zinc Index Excess Return	Zinc (Spl. High Grade)	MZN	LME

Level of the Basket Components

Each Basket Component incorporates the returns of those contracts in the S&P GSCI™ that comprise the Basket Component and the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery. The level of any Basket Component on any S&P GSCI™ business day is equal to the product of (1) the level of such Basket Component on the immediately preceding S&P GSCI™ business day multiplied by (2) one plus the contract daily return. The contract daily return on any given day is equal to the sum, for each of the commodities included in any Basket Component, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate contract production weight and the appropriate roll weight, divided by the total dollar weight of the relevant Basket Component on the preceding day, minus one. The daily contract reference price is the price of the relevant contract that is used as a reference or benchmark by market participants. The contract production weight is calculated based on the total quantity traded for the relevant contract as compared to the world or regional production average, as applicable, of the underlying commodity. The roll weight of a commodity reflects the adjustments necessary because positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services LLC (“S&P”). S&P does not make any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes or the ability of the S&P GSCI or any of its sub-indices to track general stock market performance.

S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the Basket Components, which are determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Basket Components. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BASKET COMPONENTS OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED

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BY BARCLAYS BANK PLC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BASKET COMPONENTS OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BASKET COMPONENTS OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

S&P GSCI®, S&P GSCI® Index, S&P GSCI® Total Return Index, S&P GSCI® Sugar Index Excess Return, the S&P GSCI® Cocoa Index Excess Return, the S&P GSCI® Corn Index Excess Return, the S&P GSCI® Cotton Index Excess Return, the S&P GSCI® Lean Hogs Index Excess Return, the S&P GSCI® Gold Index Excess Return, the S&P GSCI® Natural Gas Index Excess Return, the S&P GSCI® Lead Index Excess Return, the S&P GSCI® Nickel Index Excess Return and the S&P GSCI® Zinc Index Excess Return and S&P GSCI® Commodity Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC.

We have derived substantially all of the information contained in preliminary terms regarding the S&P GSCI and the Basket Components (the “Indices”) including, without limitation, its make up, its method of calculation and changes in its components and its historical closing values, from publicly available information. Such information reflects the policies of, and is subject to change by, the sponsor(s) or publisher of the Indices. The Indices are developed, calculated and maintained by their sponsor(s) and/or publisher. In connection with the offering of the Notes, neither we nor any of our agents have participated in the preparation of the information described in the preceding paragraphs or made any due diligence inquiry with respect to the Indices or the sponsors or publishers of the Indices. Neither we nor any of our agents makes any representation or warranty as to the accuracy or completeness of such information or any other publicly available information regarding the Indices or any of the sponsors or publishers of the Indices. Furthermore, we cannot give any assurance that all events occurring prior to the date of this preliminary pricing supplement (including events that would affect the accuracy or completeness of the publicly available information described in the preceding paragraphs) that would affect the levels of the Indices (and therefore the initial levels of the Basket Components at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor of the Indices could affect the payments at maturity, the Coupon Payments or any other amounts payable on your Notes, and therefore the market value of the Notes in the secondary market, if any.

Historical Information

The following graphs set forth the historical performance of the Basket Components based on the closing levels from January 3, 2003 through October 1, 2012 in respect of the S&P GSCI® Sugar Index Excess Return, the S&P GSCI® Cocoa Index Excess Return, the S&P GSCI® Corn Index Excess Return, the S&P GSCI® Cotton Index Excess Return, the S&P GSCI® Lean Hogs Index Excess Return, the S&P GSCI® Gold Index Excess Return, the S&P GSCI® Natural Gas Index Excess Return, the S&P GSCI® Nickel Index Excess Return, the S&P GSCI® Lead Index Excess Return and the S&P GSCI® Zinc Index Excess Return. The closing levels on October 1, 2012, for historical purposes only, were 27.82870 in respect of the S&P GSCI Sugar Index Excess Return, 27.13341 in respect of the S&P GSCI® Lean Hogs Index Excess Return, 9.62722 in respect of the S&P GSCI® Cocoa Index Excess Return, 19.69888 in respect of the S&P GSCI® Corn Index Excess Return, 41.25304 in respect of the S&P GSCI® Cotton Index Excess Return, 151.27630 in respect of the S&P GSCI® Gold Index Excess Return, 38.58032 in respect of the S&P GSCI® Natural Gas Index Excess Return, 239.75130 in respect of the S&P GSCI® Lead Index Excess Return, 276.97170 in respect of the S&P GSCI® Nickel Index Excess Return and 56.99435 in respect of the S&P GSCI® Zinc Index Excess Return.

We obtained the closing levels, as applicable, of the Basket Components below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The historical levels of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the levels of the Basket Components on any day during the term of the Notes, including the Basket Final Valuation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

On September 17, 2012, S&P Dow Jones Indices LLC announced that the level of the S&P GSCI® Natural Gas Index Excess Return will be rebased as of the open of business on October 1, 2012 by adjusting its levels by a multiplier of 100. In other words, the level of the S&P GSCI® Natural Gas Index Excess Return commencing at the open of business on October 1, 2012 will be equal to the closing level of the S&P GSCI® Natural Gas Index Excess Return on September 30, 2012 multiplied by 100, and all historical levels of the S&P GSCI® Natural Gas Index Excess Return will similarly be adjusted by a factor of 100 commencing at the open of business on October 1, 2012. The above graph reflects the historical levels of the S&P GSCI® Natural Gas Index Excess Return for the period indicated, rebased as described above.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent has committed to take and pay for all of the Notes, if any are taken.

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